United States securities and exchange commission logo





                 October 22, 2020

       Adam Wergeles
       General Counsel
       Leaf Group Ltd.
       1655 26th Street
       Santa Monica, CA 90404

                                                        Re: Leaf Group Ltd.
                                                            Registration
Statement on Form S-3
                                                            Filed October 14,
2020
                                                            File No. 333-249476

       Dear Mr. Wergeles:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Bradley Weber